Mayer Brown LLP

1221 Avenue of the Americas
New York, NY 10020-1001
United States of America

T: +1 212 506 2500

F: +1 212 262 1910

mayerbrown.com

Anna T. Pinedo

T: +1 212 506 2275

F: +1 212 849 5767

APinedo@mayerbrown.com

October 15, 2024 Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, DC 20549

Attention: Aisha Adegbuyi, Esq.

Susan Block, Esq.

Re:	Marex Group plc

Registration Statement on Form F-1

CIK No. 001997464

Dear Ms. Adegbuyi and Ms. Block:

We refer to the letter dated September 9, 2024 (the “Response Letter”) we submitted on behalf of our client, Marex Group plc (the “Company”), in response to the oral comments of the Staff of the Division of Corporation Finance (the “Staff”) received by telephone on September 4, 2024. After further discussion on September 12, 2024 with the Staff and the Office of Chief Counsel of the Division of Corporation Finance, we are submitting herewith the Company’s amended response to oral comment 2 in our Response Letter.

Concurrently, we are also publicly filing herewith a Registration Statement on Form F-1 (the “Registration Statement”), which includes the Company’s financial results and financial statements for the six months ended June 30, 2024.

For ease of reference, we have reproduced in bold type below the Staff’s oral comment 2, followed by the Company’s amended response thereto.

Draft Registration Statement on Form F-1

General

2. Please remove equity-linked notes. For this type of MTN on Form F-1, the offering needs to be limited to interest rate-linked notes. We do not think this type of equity-linked notes offering can be added by way of a prospectus supplement via a post-effective amendment.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian law partnership).

Securities and Exchange Commission

Aisha Adegbuyi and Susan Block

October 15, 2024

Response: The Company acknowledges the Staff’s comment and confirms that we have removed any and all references to equity-linked notes that were previously included in the second draft registration statement on Form F-1 confidentially submitted to the Securities and Exchange Commission on August 19, 2024. Accordingly, the Registration Statement the Company is submitting today contains no such references to equity-linked notes.

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We appreciate the Staff’s time and attention to the Registration Statement. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, Anna T. Pinedo at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:	Ian Lowitt, Chief Executive Officer, Marex Group plc

Arianne Vanden Berghe, Senior Legal Counsel, Marex Group plc

Ryan Castillo, Esq., Mayer Brown LLP